04015171

SECURI[illegible] MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49059

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cambridge International Partners Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas P. Klassen (212) 826-8294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lesser, Leff & Company LLP
(Name – *if individual, state last, first, middle name*)

733 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FEB 17 2004

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, M. Barry Leff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cambridge International Partners Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD ZUCKERMAN
Notary Public, State of New York
No. 01ZU4793881
Qualified in Westchester County
Commission Expires Aug. 31, 20

Notary Public

Signature

CPA

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMBRIDGE INTERNATIONAL PARTNERS INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

LESSER, LEFF & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS

CAMBRIDGE INTERNATIONAL PARTNERS INC.

INDEX

LESSER, LEFF & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

733 THIRD AVENUE
NEW YORK, N. Y. 10017
(212) 682-2180
FAX (212) 370-7827

LONG ISLAND OFFICES
RIVERHEAD, N. Y. – WOODBURY, N. Y.
WESTCHESTER OFFICE
TARRYTOWN, N. Y.

Cambridge International Partners Inc.
780 Third Avenue
New York, NY 10017

Gentlemen:

We have audited the accompanying balance sheets of Cambridge International Partners Inc. as of December 31, 2003 and 2002 and the related statements of operations, retained earnings and cash flows for the years then ended. The financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge International Partners Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Lesser Leff & Company LLP

January 25, 2004
New York, New York

CAMBRIDGE INTERNATIONAL PARTNERS INC.

BALANCE SHEET

DECEMBER 31, 2003 AND 2002

ASSETS

EXHIBIT "A"

	2003	2002
CURRENT ASSETS		
Cash and Cash Equivalents	$ 356,362	$ 230,009
Accounts Receivable	89,277	53,740
Total Current Assets	445,639	283,749
FIXED ASSETS - Net of Accumulated Depreciation and Amortization - Note 2	84,205	81,355
OTHER ASSETS		
Security Deposits	7,140	7,106
TOTAL ASSETS	$ 536,984	$ 372,210

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Accrued Taxes Payable	$ --	$ 2,736
Accrued Expenes	137,616	2,001
TOTAL CURRENT LIABILITIES	137,616	4,737
STOCKHOLDERS' EQUITY		
Capital Stock	20	20
Paid in Capital	126,958	126,958
Treasury Stock	(24,319)	(24,319)
Retained Earnings	296,709	264,814
Total Stockholders' Equity	399,368	367,473
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 536,984	$ 372,210

The accompanying notes are an integral part of this financial statement.

CAMBRIDGE INTERNATIONAL PARTNERS INC.

PRO-FORMA COMPUTATION OF NET CAPITAL

Rule 15c3-21 of the Securities Exchange Act of 1934

(Per Statement of Financial Condition)

AS OF DECEMBER 31, 2003

			2003	2002
Total Shareholders' Equity			$ 367,473	$ 365,857
Less: Non-allowable Assets & Haircuts,				
Net Fixed Assets			(84,205)	(81,355)
Accounts Receivable – Clients			(89,277)	(53,740)
Security Deposit – 780 Third Avenue			(7,140)	(7,106)
Haircut – MM Funds	$282,106	2.0%	(5,642)	(2,450)
Haircut – T-Bills	$ 0	0%	--	--
Net Regulatory Capital			181,209	221,206
Current Liabilities			137,616	6,353
Long Term Debt			--	--
Aggregate Indebtedness			137,616	6,353
Minimum Net Capital required Greater of:				
Regulatory Minimum for "Other" Broker Dealers			5,000	5,000
Aggregate Indebtedness X		6.67%	9,179	424
Excess of Net Capital over Minimum required			$ 172,030	$ 220,782
Ratio of Aggregate Indebtedness to Net Capital			.76	0.03

Independent Auditor's Report on Internal Controls Required by SEC Rule 17a-5

Since the activities of Cambridge International Partners Inc. are limited to the provisions of merger and acquisition advisory services only and since the company claims exemption form the provisions of Sec Rule 15c3-3 the Company's internal controls and their adequacy in relation to SEC Rule 17a5(q) have been reviewed only in the context of the limited scope of the firm's securities- related activities as described below:

I. Cambridge's Securities-related activities are strictly limited to the provision of merger and acquisition advice to sophisticated (mostly institutional) clients. While approved to conduct private placement activities, Cambridge has never provided those services and has no current intention of doing so.

II. Cambridge does not hold, take delivery of take possession or custody of, or otherwise control or hold power of attorney over any securities or cash or any other asset for or on behalf of its clients or any other third party.

III. Cambridge does not act as agent for any third party in the sale or purchase or any security. In providing its advisory services pursuant to its engagement agreements, and otherwise, Cambridge is never empowered to authorize, or otherwise commit its clients or any other third party to, the sale or purchase of any security.

IV. Cambridge does not act as principal or agent in any securities transactions of any kind except to the extent of investing its own undistributed cash in money market accounts, treasury bills or similar short-term fixed income instruments.

Within the scope of the Company's activities as described above we believe that the Company's practices procedures and internal controls were adequate as at December 31, 2003 to meet the SEC's objectives described in Rule 17A-5

Nothing has come to our attention as of December 31, 2003, which would indicate the Company was not in compliance with the exemption from Rule 15c3-3.

Signed_______________

Dated_______________

New York, New York
January 25, 2004

LESSER, LEFF & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Statement With Respect to Computation of Net Capital Under Rule 15c3-1

As required by rule 17a(d) (4) of the SEC Rules and Regulation T, we hereby confirm that no material difference exists between the Computation of Net Capital under Rule 15c3-1 included in the audit report for the period ended December 31, 2003, and the Company's Net Capital reported in its Focus Report Part IIA for the period ended December 31, 2003.

Signed: ______________________

Dated: Jan. 25 2004

LESSER, LEFF & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS